                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                       Commission File Number: __________


                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                          Form 20-F      Form 40-F  X
                                   -----          -----
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted only to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted y Regulation S-T Rule 101(b)(7):_____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are graded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                    -----   -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b: __________

     This Current Report on Form 6-K, dated February 21, 2003, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.

                                      INDEX




Material Change Report dated March 6, 2003
  Which includes press release dated March 4, 2003.                   3 - 33

Signature Page                                                        34







This Current Report on Form 6-K, dated March 7, 2003, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.

                             MATERIAL CHANGE REPORT


ITEM 1. REPORTING ISSUER

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

ITEM 2. DATE OF MATERIAL CHANGE

March 4, 2003

ITEM 3. PRESS RELEASE

Press release was issued by Kinross in Toronto on March 4, 2003 with respect to the material change and filed via SEDAR.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Kinross announced the results for the three months and year ended December 31, 2002.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release dated March 4 2003.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. SENIOR OFFICER

        Ms. Shelley M. Riley
        Corporate Secretary
        Telephone: (416) 365-5198
        Facsimile: (416) 365-0237

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.


DATED at Toronto this 6th day of March, 2003.



                                               KINROSS GOLD CORPORATION


                                               PER:  Shelley M. Riley/
                                                     -----------------
                                                     Shelley M. Riley
                                                     Corporate Secretary

Press Release                    MARCH 4, 2003


Toronto, Ontario - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today the results for the three months and year ended December 31, 2002 are as follows:

All results are expressed in United States dollars unless otherwise stated. Since the combination of Kinross, TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay") became effective on January 31, 2003, this press release relates to Kinross prior to the combination and as such, the financial statements are not inclusive of TVX and Echo Bay financial results. Certain information about the combination is presented in various sections of this press release and the notes to the financial statements. All per share information has been adjusted to give retroactive effect for the three for one consolidation of the common shares, which was completed on January 31, 2003. Accordingly, the per share losses for the three months and years ended December 31, 2002 and 2001 are three times larger than they would have been without the retroactive impact of the share consolidation.

THE COMPANY

The Company is engaged in the mining and processing of gold and silver ore and the exploration for and acquisition of gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of dore that is shipped to refineries for final processing.

FULL YEAR

The Company's share of attributable gold equivalent production was 888,634 ounces in 2002, a decrease of 6% when compared to 944,803 ounces in 2001. Average total cash costs per attributable gold equivalent ounce were $201 in 2002, compared to $193 in 2001. Cash flow provided from operating activities in 2002 was $62.9 million, compared to $74.5 million in 2001. Cash flow provided from operating activities decreased in 2002 when compared to 2001 due to lower gold equivalent production, and 2001 results included $21.6 million of proceeds from the restructuring of the gold forward sales contracts. In 2002, a $7.7 million non-cash charge was recorded to increase the estimated cost to reclaim certain previously closed mines. This, combined with the results of operations from the portfolio of mines, resulted in a net loss for the year 2002 of $30.9 million, or $0.32 per share. The 2002 loss compares to a $36.3 million, or $0.42 per share loss in 2001. The loss in 2001 included non-cash charges of $16.1 million.

FOURTH QUARTER

The Company's share of attributable gold equivalent production was 231,238 ounces in 2002, a decrease of 3% when compared to 238,244 ounces in 2001. Average total cash costs per attributable gold equivalent ounce were $198 in 2002, compared to $200 in 2001. Cash flow provided from operating activities in 2002 was $14.4 million, compared to $15.8 million in 2001. Cash flow provided from operating activities decreased in 2002 due to lower gold equivalent production and increased reclamation spending. In 2002, a $7.7 million non-cash charge was recorded to increase the estimated cost to reclaim certain previously closed mines. This, combined with the results of operations from the portfolio of mines, resulted in a net loss for the fourth quarter of 2002 of $12.9 million, or $0.12 per share. The 2002 loss compares to a $17.5 million, or $0.18 per share, loss in 2001. The loss in 2001 included non-cash charges of $16.1 million.

MERGERS AND ACQUISITIONS

TVX , ECHO BAY AND THE PURCHASE OF NEWMONT MINING CORPORATION'S INTEREST IN THE TVX NEWMONT AMERICAS JOINT VENTURE

The Company, TVX and Echo Bay entered into a combination agreement dated June 10, 2002, as amended as of July 12, 2002 and November 19, 2002, for the purpose of combining the ownership of their respective businesses. The combination was effected by way of a plan of arrangement under the Canada Business Corporations Act ("CBCA") with an effective date of January 31, 2003.

In a separate transaction, TVX and a subsidiary of TVX entered into two agreements dated June 10, 2002, each as amended as of November 19, 2002, with a subsidiary of Newmont Mining Corporation ("Newmont"). Pursuant to these agreements, TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont J/V") for an aggregate purchase price of $180.0 million with an effective date of January 31, 2003.

Pursuant to the arrangement, TVX amalgamated with a newly formed, wholly owned subsidiary of the Company on January 31, 2003, and each holder of TVX common shares received 2.1667 common shares of the Company. Also pursuant to the arrangement, shareholders of Echo Bay (other than shares owned by the Company) received 0.1733 common shares of the Company for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares that was completed on January 31, 2003 prior to the arrangement. The Company issued 177.8 million common shares with an aggregate fair value of $1,269.5 million with respect to the TVX and Echo Bay acquisitions.

In 2002 the TVX Newmont J/V held interests in various operating mines located in Canada, Brazil and Chile. The production from the TVX Newmont J/V in 2002 was approximately 474,000 ounces of gold equivalent. Echo Bay held interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was approximately 520,000 ounces of gold equivalent.

The acquisitions are being accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of Canadian generally accepted accounting principles ("Canadian GAAP") and Statement of Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both Canadian and United States GAAP, the TVX and Echo Bay assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the combination. The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with Section 3062, "Goodwill and Other Intangible Assets", of the CICA Handbook, for purposes of Canadian GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

REVENUES

GOLD AND SILVER SALES

The Company's primary source of revenue is from the sale of its gold production. The Company sold 848,513 ounces of gold in 2002, compared to 907,149 ounces in 2001. Revenue from gold and silver sales was $261.0 million in 2002 compared to $270.1 million in 2001. Revenue from gold and silver sales in 2002 decreased as a result of lower gold sales due to the suspension of mining operations at the Refugio mine in 2001. In 2002, the Company realized $306 per ounce of gold, compared to $296 in 2001. The average London market spot price for gold was $310 per ounce in 2002 compared to $271 in 2001.


                                                                      YEARS ENDED DECEMBER 31,
                                                                       2002             2001
                                                                  -----------------------------
        Attributable gold equivalent production - ounces              888,643          944,803


        Gold sales - ounces (excluding equity accounted ounces)       848,513          907,149

        Gold sales revenue (millions)                              $    254.5       $    251.1
        Gold deferred revenue realized (millions)                         5.1             17.7
                                                                  -----------------------------
        Total gold revenue realised (millions)                     $    259.6       $    268.8
                                                                  =============================

        Average sales price per ounce of gold                      $      300       $      277
        Deferred revenue realized per ounce of gold                         6               20
                                                                  -----------------------------
        Average realized price per ounce of gold sold              $      306       $      296
                                                                  =============================

        Average spot gold price per ounce                          $      310       $      271

        Silver sales revenue (millions)                            $      1.4       $      1.3

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative years. The resulting ratios are 67.24:1 in 2002 and 62.00:1 in 2001.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies.

Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

INTEREST AND OTHER INCOME

The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2002 totaled $16.9 million compared to $9.3 million in 2001. Interest and other income in 2002 was comprised of interest on cash deposits of $1.5 million, joint venture management fees of $2.4 million, arbitration settlements of $10.3 million and $2.7 million of other items. This compares to 2001 interest on cash deposits of $4.9 million, joint venture management fees of $2.2 million and insurance settlements of $1.3 million and $0.9 million of other items. Interest income decreased in 2002 due to substantially lower interest rates, while arbitration settlement income increased since the Refugio arbitration claims were settled in 2002. There are no material insurance or arbitration claims outstanding at December 31, 2002.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

The Company retroactively adopted the change in Canadian Institute of Chartered Accountants recommendations for the accounting for written call options in 2000. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark to market loss of $2.7 million in 2002. This compared to a gain of $3.5 million in 2001. The Company plans to reduce its written call position in 2003 by delivering gold production into any contracts that are exercised in 2003.

COSTS AND EXPENSES

OPERATING COSTS

Gold equivalent production in 2002, (excluding equity accounted ounces) decreased by 5% when compared to 2001 production, while operating costs decreased by 3%. Consolidated operating costs were $174.8 million in 2002 compared to $180.7 million in 2001. Total cash costs per ounce of gold equivalent were $201 in 2002 compared to $193 in 2001. Total cash costs per ounce of gold equivalent in 2002 improved at the Kubaka and the Refugio mines and increased at the Porcupine Joint Venture and the Fort Knox mines.


CONSOLIDATED PRODUCTION COSTS PER
EQUIVALENT OUNCE OF ATTRIBUTABLE GOLD PRODUCTION      YEARS ENDED DECEMBER 31,
                                                        2002           2001
                                                    ---------------------------
Cash operating costs                                 $     194      $     186
Royalties                                                    7              7
                                                    ---------------------------
Total cash costs                                           201            193
                                                    ---------------------------
Reclamation                                                  4              2
Depreciation, depletion and amortization                   101             94
                                                    ---------------------------
Total production costs                               $     306      $     289
                                                    ---------------------------


The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.


RECONCILIATION OF TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                       YEARS ENDED DECEMBER 31,
                                                        2002            2001
                                                    ----------------------------
Operating costs per financial statements             $    174.8     $    180.7
Operating costs for attributable production                13.4            7.4
Site restoration cost accruals                             (3.0)          (1.9)
Change in bullion inventory                                (2.0)           1.5
Operating costs not related to gold production             (4.4)          (5.2)
                                                    ----------------------------
Operating costs for per ounce calculation purposes   $    178.8     $    182.5
                                                    ----------------------------
Gold equivalent production - ounces                     888,643        944,803
Total cash costs per equivalent ounce of gold        $      201     $      193


The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period.

For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

Total cash costs per ounce are calculated in accordance with gold industry guidelines. Total cash costs per ounce may not be comparable to similarly titled measures of other companies.

Total cash costs per ounce information is used by management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers.

Total cash costs per ounce of gold equivalent increased by 4% during 2002. Details of the individual mine performance are discussed in the following sections.

PRODUCTION DATA
ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION - OUNCES
FOR THE YEAR ENDED DECEMBER 31,                   2002              2001
                                               ----------------------------
    PRIMARY OPERATIONS:
       Fort Knox                                 410,519           411,221
       Porcupine Joint Venture                   189,464           156,581
       Kubaka                                    220,972           237,162
                                               ----------------------------
                                                 820,955           804,964
                                               ----------------------------

    OTHER OPERATIONS:
       Refugio                                    13,047            67,211
       Blanket                                    41,612            39,592
       Denton-Rawhide                             11,162            17,713
       Andacollo                                   1,858            11,718
       Hayden Hill                                     -             1,887
       Guanaco                                         -             1,718
                                               ----------------------------
                                                  67,679           139,839
                                               ----------------------------
                                                 888,634           944,803
                                               ----------------------------


TOTAL CASH COSTS PER OUNCE OF ATTRIBUTABLE GOLD EQUIVALENT PRODUCTION FOR THE YEAR ENDED DECEMBER 31,


(DOLLARS PER EQUIVALENT OUNCE OF GOLD)            2002             2001
                                               ----------------------------
    PRIMARY OPERATIONS:
       Fort Knox                                   232              207
       Porcupine Joint Venture                     201              182
       Kubaka                                      133              140

    OTHER OPERATIONS:
       Refugio                                     186              242
       Blanket                                     243              279
       Denton-Rawhide                              249              248
       Andacollo                                   295              259
       Hayden Hill                                   -              277
       Guanaco                                       -              436
                                               ----------------------------
                                                   201              193
                                               ----------------------------

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

PRIMARY OPERATIONS

FORT KNOX MINE

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska in 1998. The Fort Knox open pit mine consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometers Northwest of Fort Knox. Gold equivalent production in 2002 was 410,519 ounces compared to 411,221 in 2001. In 2002, total cash costs were $232 per ounce of gold equivalent compared to $207 in 2001.

RECONCILIATION OF THE FORT KNOX TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                      YEARS ENDED DECEMBER 31,
                                                        2002            2001
                                                    ----------------------------
Operating costs per financial statements             $     99.2     $     82.9
Site restoration cost accruals                             (1.0)          (1.2)
Change in bullion inventory                                (2.9)           3.3
                                                    ----------------------------
Operating costs for per ounce calculation purposes   $     95.3     $     85.0
                                                    ----------------------------
Gold equivalent production - ounces                     410,519        411,221
Total cash costs per equivalent ounce of gold        $      232     $      207


The Fort Knox mine 2002-business plan called for 440,000 ounces of gold equivalent production at total cash costs of $220 per ounce. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the True North deposit. For 2002, production was lower than planned as a higher percentage of lower grade Fort Knox ore was milled in the first half of the year, as planned production from the higher grade True North mine was impacted by poor availability of the haulage fleet and harder than expected ore impacted production in the fourth quarter. In addition, cash production costs were $2.9 million higher than planned primarily due to additional maintenance costs incurred to increase equipment availability of the Fort Knox fleet and additional contract haulage costs incurred to haul ore from the True North mine to the Fort Knox mill. Unfortunately, production losses incurred in the first half of 2002 due to unacceptable performance of the haulage fleet was not recovered during the second half of the year. A new fleet of haulage trucks has been delivered to the mine, which should eliminate future equipment performance issues hauling ore from the True North mine to the Fort Knox mill. Estimated gold equivalent production for 2003 is 410,000 ounces at total cash costs of approximately $220 per ounce.

Capital expenditures at the Fort Knox operations in 2002 were $15.0 million compared to $20.2 million during 2001. The majority of capital expenditures for 2002 were required to construct a tailings thickener for a cost of $6.9 million, construct an additional lift on the tailings dam totaling $3.2 million and capitalized exploration at the True North and Fort Knox mines of $2.7 million. Planned capital expenditures for 2003 are estimated to be $16.2 million.

PORCUPINE JOINT VENTURE

On July 1, 2002, the Company formed a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district in Timmins, Ontario. The ownership of this unincorporated joint venture is 51% Placer and 49% by the Company. The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Future capital, exploration and operating costs will be funded in proportion to each party's ownership interest. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake, and Pamour mines, exploration properties in the Porcupine district as well as the Bell Creek mill.

The formation of the joint venture has been accounted for as an exchange of non-monetary assets that does not represent the culmination of the earnings process, and accordingly, has been recorded at the carrying value of the assets contributed. Comparative production and cost information represent the Company's results from the Hoyle Pond mine.

The Company's share of gold equivalent production was 189,464 ounces in 2002 compared to 156,581 in 2001. Total cash costs were $201 per ounce of gold equivalent in 2002, compared to $182 in 2001. The Company's share of gold equivalent production for the year increased due to higher than planned ore grade of the tonnage processed at the Bell Creek mill before the formation of the joint venture. In addition, the Company's 49% share of production from the joint venture in the second half of 2002 exceeded the comparative production in 2001. Operating costs were higher than planned in the second half of 2002 due to unplanned maintenance on the Dome open pit equipment, higher than planned reagent and grinding media consumption and unplanned costs associated with the new collective bargaining agreement. Exploration expenditures totaled $2.3 million in 2002.

The joint venture continues to assess the development of the former Pamour mineral properties as they will form a significant part of the future production once the current Dome mine open pit reserves have been depleted. A feasibility study is underway and the permitting process has commenced. The Company anticipates that the construction and pre-production development will commence in 2004 after the required permits have been received.

The Company's share of estimated gold equivalent production for 2003 is 219,000 ounces at total cash costs of approximately $210 per ounce.


RECONCILIATION OF THE PORCUPINE JOINT VENTURE TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                      YEARS ENDED DECEMBER 31,
                                                        2002           2001
                                                    ----------------------------
Operating costs per financial statements             $     38.6     $     29.1
Site restoration cost accruals                             (1.5)          (0.2)
Change in bullion inventory                                 1.5            0.7
Operating costs not related to gold production             (0.6)          (1.1)
                                                    ----------------------------
Operating costs for per ounce calculation purposes   $     38.0     $     28.5
                                                    ----------------------------
Gold equivalent production - ounces                     189,464        156,581
Total cash costs per equivalent ounce of gold        $      201     $      182


The Company's share of capital expenditures at the Porcupine Joint Venture in 2002 was $6.7 million compared to $7.9 million during 2001. The majority of capital expenditures for 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine, surface fleet additions and plant modifications. The Company's share of planned capital expenditures for 2003 are estimated to be $6.8 million.

KUBAKA MINE

The Company acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. The Company's share of gold equivalent production in 2002 was 220,972 ounces compared to 237,162 in 2001. Total cash costs were $133 per gold equivalent ounce in 2002, compared to $140 in 2001. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Operating costs decreased during 2002, as open pit mining operations ended in October of 2002. The Company has commenced processing of the low-grade stockpiles and will supplement this with underground ore from the North High Wall, Centre Zone and the North Vein in 2003. Based on current plans the majority of the low-grade stockpiled ore will be processed in 2003. However, the Company continues to actively explore the nearby Birkachan and Tsokol deposits for additional mineralization that will hopefully extend the life of Kubaka into 2005 and beyond.

On December 3, 2002, the Company entered into purchase agreements with four of the five Russian shareholders (holding, in aggregate 44.17% of the shares of Omolon Gold Mining Corporation ("Omolon")). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay them $43.5 million for said shares. As at February 25, 2003, 38.17% of the shares have been tendered leaving 6.0% remaining. Once all of the shares described above have been tendered and cancelled, the Company will own 98.10% of Omolon.

After reflecting the above transactions, estimated gold equivalent production for the Company from the Kubaka mine in 2003 is 188,000 ounces at total cash costs of approximately $190 per ounce.


RECONCILIATION OF THE KUBAKA TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                      YEARS ENDED DECEMBER 31,
                                                        2002            2001
                                                    ----------------------------
Operating costs per financial statements             $     28.6     $     34.1
Site restoration cost accruals                             (0.8)          (0.4)
Change in bullion inventory                                (0.1)          (1.6)
Management fees                                             1.6            1.0
                                                    ----------------------------
Operating costs for per ounce calculation purposes   $     29.3     $     33.1
                                                    ----------------------------
Gold equivalent production - ounces                     220,972        237,162
Total cash costs per equivalent ounce of gold        $      133     $      140


The Company's share of capital expenditures at the Kubaka operations in 2002 were $0.1 million compared to $0.4 million during 2001. The Company's share of planned capital expenditures for 2003 are estimated to be $1.5 million that will be utilized to acquire underground mining equipment for the underground mining program.

REFUGIO MINE

The Company acquired a 50% interest in the Refugio open pit mine, located in Chile in 1998. The Company's share of gold equivalent production was 13,047 ounces in 2002 compared to 67,211 in 2001. In 2002, total cash costs were $186 per ounce of gold equivalent compared to $242 in 2001. Production decreased in 2002 as no new ore was added to the leachpad and the only production came from residual leaching. In late 2002, the Company began an exploration program at the Refugio mine. The purpose of the program is to increase the reserves at Refugio to allow the Company to revisit the project economics in light of higher spot gold prices. Initial drilling has been successful and the Company and its joint venture partner will spend the next few months completing further drilling, analyzing the data generated and preparing a reopening study decision document. A decision to reopen is expected to be made during the third quarter of 2003, which if approved, should allow production to resume in 2004.


RECONCILIATION OF THE REFUGIO TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                       YEARS ENDED DECEMBER 31,
                                                        2002            2001
                                                    ----------------------------
Operating costs per financial statements             $      3.9      $    17.4
Site restoration cost accruals                                -              -
Change in bullion inventory                                (0.5)          (0.9)
Management fees                                             0.1            0.2
Operating costs not related to gold production             (1.1)          (0.3)
                                                    ----------------------------
Operating costs for per ounce calculation purposes   $      2.4      $    16.4
                                                    ----------------------------
Gold equivalent production - ounces                      13,047         67,211
Total cash costs per equivalent ounce of gold        $      186      $     242


BLANKET MINE

The Blanket mine, located in Zimbabwe, was acquired in 1993. Gold equivalent production in 2002 was 41,612 ounces compared to 39,592 ounces in 2001. Total cash costs were $243 per ounce of gold equivalent in 2002, compared to $279 in 2001. Gold equivalent production increased in 2002 as milling of historic tailings that were purchased, subject to a tonnage royalty, from a nearby mine continued for the entire year. Inflationary pressures within Zimbabwe continued in 2002. The mine continues to operate and is self-sustaining at present. The Company continues to believe that conditions will improve in Zimbabwe. The Company commenced equity accounting of this investment in 2002 following the write-down in 2001. Estimated 2002 production is 35,000 gold equivalent ounces at total cash costs similar to those incurred in 2002.


RECONCILIATION OF THE BLANKET TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                        YEARS ENDED DECEMBER 31,
                                                           2002         2001

Operating costs per financial statements                $      -     $   11.2
Operating costs for attributable production                 10.1            -
Site restoration cost accruals                                 -        (0.1)
Change in bullion inventory                                    -            -
Operating costs not related to gold production                 -            -
Operating costs for per ounce calculation purposes      $   10.1     $   11.1
Gold equivalent production - ounces                       41,612       39,592
Total cash costs per equivalent ounce of gold           $    243     $    279

OTHER OPERATIONS

In late 1999, the Company entered into an agreement, whereby it would contribute cash while its partner would contribute technology and the required patents to construct an Autoclaved Aerated Concrete ("AAC") plant near Phoenix, Arizona. Construction of the plant was completed 2001. AAC is a lightweight, high strength building block manufactured from silica mine tailings. Activities in 2002 were primarily marketing and engineering related, plant modifications and manufacturing of AAC. The plan for 2003 is to continue to establish demand for the product, with the expectation of earnings and positive cash flow from this venture in 2004.

The Company has expensed start-up activities, including pre-production losses and organizational costs as incurred.

ADMINISTRATION

Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration costs include the costs incurred at two offices. These offices are the corporate office in Toronto and the United States office in Salt Lake City. Administration expenses totaled $11.3 million in 2002, compared to $10.1 million in 2001. The 2002 administrative expenses increased due to increased staffing in anticipation of completing the combination with TVX and Echo Bay. Due to completion of the combination, annual administration expenses in 2003 are expected to be approximately $17.0 million.

EXPLORATION AND BUSINESS DEVELOPMENT

Total expensed exploration and business development expenditures were $11.6 million in 2002 compared to $7.9 million in 2001. In 2002, exploration activities increased as the flow through funds raised in late 2001 and committed for exploration were spent. Exploration activities in 2002 primarily focused around Fort Knox, the Porcupine Joint Venture, Kubaka (Birkachan and Tsokol), and George/Goose Lake. Upon completion of the combination, and as a result of higher spot gold prices, 2003 planned exploration expenditures are estimated at $20.0 million

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $85.3 million in 2002 compared to $85.8 million in 2001. Depreciation, depletion and amortization have increased per equivalent ounce of gold to $101 in 2002, from $94 in 2001. The 2002 increase per equivalent ounce of gold compared to 2001 was primarily due to the reduced production at Refugio in 2002 since the Refugio mine carried a low depreciable basis. Based on the preliminary purchase equation, depreciation, depletion and amortization on a per ounce basis are expected to remain at current levels in 2003.

INTEREST EXPENSE

Interest expense totaled $5.0 million in 2002, compared to $9.1 million in 2001. Interest expense in 2002 is comprised of $0.3 million relating to the Company's proportionate share of interest on the Kubaka project loans, $1.5 million of interest on the Alaskan industrial revenue bonds and the Fort Knox capital leases, $2.6 million of interest on the debt component of the convertible debentures and $0.6 million on other items. Interest expense decreased in 2002 due to lower debt balances outstanding and lower interest rates. Interest expense will continue to decrease since rates remain low and debt balances continue to decrease as scheduled repayments are made.

SHARE OF LOSS OF INVESTEE COMPANIES

Share of loss of investee companies totaled $0.6 million in 2002, compared to $2.2 million in 2001. The Company equity accounts investments where it owns more than 20% and exercises control. During 2002, the Company's share of the losses of these equity accounted investments was $0.6 million, substantially less than recorded amounts in 2001. Future statements of operations should have no reported share of loss of investee companies as the only remaining equity accounted investment, Pacific Rim, has been equity accounted to a zero basis.

WRITE-DOWN OF PROPERTY PLANT AND EQUIPMENT AND OTHER NON-CASH CHARGES

Impairment analysis for the operating assets consisted of comparing the estimated undiscounted future net cash flows on an area of interest basis with its carrying value, and when the future net cash flows are less, a non-cash write-down is recorded. Over the past three years gold has averaged $287 per ounce and closed the year at $343 per ounce. Subsequent to the end of 2002, gold has continued to trade above $340 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $325 per ounce for gold for impairment analysis in 2002, compared to $300 per ounce in 2001.

Non-cash property, plant and equipment write-downs and other non-cash charges totaled $7.7 million in 2002 compared to $16.1 million in 2001. The 2002 write-down and other non-cash charges was required to increase reclamation provisions at the closure properties to revised year-end estimates. The 2001 write-down was comprised of $11.8 million relating to the Blanket mine due to the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services, and civil unrest. The balance of the 2001 write-down was on other non-core closure properties.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Zimbabwe and Chile. However, the Company has substantial operating losses and other tax deductions to shelter future taxable income. The 2002 liability arises from income taxes in Russia and federal large corporations tax in Canada.

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES

Cash flow provided from operating activities was $62.9 million in 2002 compared to $74.5 million in 2001. The 2001 cash flow from operating activities was positively affected by higher sales prices per ounce of gold sold. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

FINANCING ACTIVITIES

During 2002, the Company issued 24.3 million post-consolidation common shares and 25.0 million common share purchase warrants (3 warrants to purchase one post-consolidation share) for net proceeds of $111.6 million, and 0.3 million post-consolidation common shares for net proceeds of $1.2 million pursuant to the employee share incentive plan. During 2001, the Company issued 8.1 million post-consolidation common shares valued at $23.2 million to acquire 945,400 convertible preferred shares of subsidiary company. In addition, in 2001, the Company issued 1.4 million post-consolidation common shares for cash consideration of $4.6 million pursuant to a private placement, issued 1.3 million post-consolidation common shares valued at $3.8 million to acquire mining properties, and issued 0.4 million post-consolidation common shares valued at $0.9 million pursuant to the employee share incentive plan. All of the share amounts have been retroactively adjusted for the three for one consolidation that was completed on January 31, 2003.

The debt component of convertible debentures was reduced by $5.1 million during 2002 compared to $5.4 million during 2001. Long-term debt repayments were $28.5 million in 2002 compared to $46.5 million during 2001.

The Company did not declare nor pay any dividends to the holders of the convertible preferred shares of subsidiary company in 2002 or 2001.

The Company completed an equity offering in February 2002, resulting in the issue of 7.7 million post-consolidation common shares from treasury for net proceeds of $18.5 million. The majority of funds raised were used to complete a $16.00 per share cash tender offer for the convertible preferred shares of a subsidiary company owned by non-affiliated shareholders. The tender offer process closed on April 4, 2002 with 670,722 convertible preferred shares of subsidiary company tendered leaving 223,878 or 12.2% outstanding to non-affiliated shareholders. In 2001, the Company acquired 945,000 convertible preferred shares of subsidiary company by issuing from treasury 8.1 million post-consolidation common shares of the Company valued at $23.2 million. Included in the carrying value of the Kinam preferred shares, as at December 31, 2001, is an accrual of $2.2 million that represents the cumulative unpaid dividends to the minority holders.

The Company had restricted cash of $21.1 million at December 31, 2002. The restricted cash is derived from two sources, the first being $8.9 million of cash securing letters of credit issued in excess of the maximum allowable under the credit facility. The remaining $12.2 million represents the Company's share of restricted cash subject to a court ordered freeze in Russia. The court ordered freeze was as a result of challenges brought to Omolon alleging that the original issuance of shares was flawed and therefore, null and void. On January 8, 2003, the claim was dismissed and the restrictions on cash were released.

As at December 31, 2002, the Company had a $30.0 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at December 31, 2002, $38.5 million of letters of credit were issued under this facility, requiring the Company to restrict $8.9 million of cash. On February 27, 2003, the Company entered into a new credit facility for $125.0 million with a maturity date of December 31, 2005. The credit facility is secured by the Company's Fort Knox mine and shares in various wholly owned subsidiaries. The purpose of the credit facility is to issue letters of credit to various regulatory agencies to satisfy financial assurance requirements to which the Company is subject. The Company is currently in the process of issuing new letters of credit under this facility to replace outstanding surety bonds. The Company anticipates that this credit facility will be available to replace all of the surety bonds issued by TVX, Echo Bay, and the Company and, as a result, releasing all remaining restricted cash.

As at December 31, 2002, the Company's long-term debt consists of $2.6 million relating to the Kubaka project financing, $25.0 million of IRB's and various capital leases, and other debt of $8.6 million. The current portion of the long-term debt is $23.3 million.

INVESTING ACTIVITIES

Capital expenditures decreased by 26% in 2002 as $22.6 million was spent on capital additions, compared to $30.4 million in 2001. The 2002 capital expenditures focused primarily on the Porcupine Joint Venture and Fort Knox operations, with 96% of total capital expenditures incurred at these two mines. Capital expenditures at the Porcupine Joint Venture in 2002 were required to further advance the 1060 ramp at the Hoyle Pond mine, underground development drilling at the Hoyle Pond mine, surface fleet additions, and plant modifications at the Dome Mine. At the Fort Knox mine, the majority of capital expenditures for 2002 were required to construct a tailings thickener for a cost of $6.9 million, construct an additional lift on the tailings impoundment dam totaling $3.2 million, and capitalized exploration at the True North and Fort Knox mines of $2.7 million. Capital expenditures were financed out of cash flow from operating activities. Planned capital expenditures including additions to the newly acquired TVX and Echo Bay mines are estimated at $74.0 million in 2003 and are to be funded from cash flow from operating activities.

MINERAL RESERVE ESTIMATES

The following tables provide the Company's proforma share of reserves as at December 31, 2002, calculated at a gold price of $300 per ounce. Excluding the effect of the combination with TVX and Echo Bay, and excluding the TVX Newmont JV purchase, proven and probable reserves declined by 356,000 ounces of gold compared to 2001. Mining activity consumed 891,200 ounces of gold from reserves to produce 888,634 ounces of attributable gold equivalent in 2002. Reserve depletion was partially offset by proven and probable reserve additions at both Fort Knox and the Porcupine Joint Venture

At Fort Knox and area, proven and probable reserves were reduced by 405,000 ounces, primarily as a result of consumption 417,000 ounces of gold from reserves to produce 410,519 ounces of gold in 2002. In addition, 225,000 ounces of gold contained in proven and probable reserves at Ryan Lode were re-classified to measured and indicated resources. Pit design changes reduced reserves by 76,000 ounces of gold, while new drilling added 313,000 ounces of gold to reserves at Fort Knox.

At the Porcupine Joint Venture, production consumed 207,300 ounces of gold from proven and probable reserves, producing 189,464 ounces of attributable gold for 2002. Proven and probable reserves increased by 325,000 ounces of gold, a result of upgrading 853,000 ounces of gold from measured and indicated resources to proven and probable reserves. The Company's share adds 418,000 ounces of gold as proven and probable reserves. In addition to the reserve increase at Pamour, the Company also added 521,000 ounces of gold to reserves as a result of the new equity position in the Dome mine.

Production at the Kubaka mine removed 223,200 ounces of proven and probable reserves resulting in a total of 220,972 ounces of attributable gold equivalent for 2002, depleting the available open pit reserves. Remaining production at the Kubaka Mine will originate primarily from milling of the low grade stockpiles augmented by limited underground reserves.

At the Blanket mine, proven and probable reserves decreased by 55,700 ounces producing 41,612 ounces of gold.

As a result of the successful combination of the Company with TVX and Echo Bay, and the TVX Newmont JV purchase, proforma proven and probable reserves at December 31, 2002 have increased by 7,861,000 ounces to 13,166,000 ounces of gold. At the Skouries project in Greece, 3,715,000 ounces of gold were removed from reserves.


MINERAL RESERVE STATEMENT
PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,4,5)
KINROSS GOLD CORPORATION'S PRO-FORMA SHARE AT DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------------
     Property           Location   Kinross             Proven                    Probable              Proven and Probable
                                   Interest  Tonnes    Grade    Ounces    Tonnes   Grade    Ounces   Tonnes   Grade   Ounces
                                     (%)     (,000)    (g/t)    (000s)    (,000)   (g/t)    (000s)   (,000)   (g/t)   (000s)
-----------------------------------------------------------------------------------------------------------------------------
GOLD
NORTH AMERICA
Fort Knox and area (5)  USA        100.0%    58,414    0.84     1,571     38,744   0.89     1,107    97,158   0.86     2,678
Round Mtn               USA         50.0%    42,893    0.59       815     44,247   0.74     1,060    87,141   0.67     1,874
Porcupine JV (5,7)      Canada      49.0%     7,995    1.39       357     20,855   1.68     1,128    28,850   1.60     1,485
Aquarius (5)            Canada     100.0%         -       -         -     15,900   2.33     1,189    15,900   2.33     1,189
Musselwhite (7)         Canada      32.0%     2,804    5.67       511      1,008   4.81       156     3,812   5.44       667
Lupin Mine              Canada     100.0%       765    8.09       199        440   9.40       133     1,205   8.57       332
New Britannia (6)       Canada      50.0%       139    4.59        21      1,082   4.34       151     1,221   4.37       172
Kettle River            USA        100.0%        17    7.22         4          -      -         -        17   7.22         4
-----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    113,028    0.96     3,477    122,276   1.25     4,923   235,304   1.11     8,400
-----------------------------------------------------------------------------------------------------------------------------

SOUTH AMERICA
-----------------------------------------------------------------------------------------------------------------------------
Brasilia (8)            Brazil      49.0%   156,457    0.43     2,163     24,402   0.43       337   180,859   0.43     2,500
La Coipa (7)            Chile       50.0%    14,037    1.15       518      3,766   1.05       127    17,802   1.13       645
Refugio                 Chile       50.0%    11,275    0.96       347     12,280   0.91       359    23,555   0.93       706
Crixas (9)              Brazil      50.0%     1,392    7.64       342        526   8.04       136     1,918   7.75       478
-----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                    183,161    0.57     3,370     40,974   0.73       959   224,134   0.60     4,329
-----------------------------------------------------------------------------------------------------------------------------

ASIA
-----------------------------------------------------------------------------------------------------------------------------
Kubaka (5)              Russia      54.7%       920    4.48       132         33  22.44        24       953   5.10       156
-----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        920    4.48       132         33  22.44        24       953   5.10       156
-----------------------------------------------------------------------------------------------------------------------------

AFRICA
-----------------------------------------------------------------------------------------------------------------------------
Blanket                 Zimbabwe   100.0%     1,054    3.25       110      1,628   3.25       170     2,682   3.25       280
-----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                      1,054    3.25       110      1,628   3.25       170     2,682   3.25       280
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD                                  298,163    0.74     7,089    164,911   1.15     6,077   463,074   0.88    13,166
-----------------------------------------------------------------------------------------------------------------------------

SILVER
SOUTH AMERICA
-----------------------------------------------------------------------------------------------------------------------------
La Coipa (7)            Chile      50.0%     14,037    58.3    26,295      3,766   47.4     5,743    17,802   56.0    32,038
-----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                     14,037    58.3    26,295      3,766   47.4     5,743    17,802   56.0    32,038
-----------------------------------------------------------------------------------------------------------------------------

ASIA
-----------------------------------------------------------------------------------------------------------------------------
Kubaka (5)              Russia     54.7%        920    11.0       327         33   22.9        25       953   11.5       351
-----------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                        920    11.0       327         33   22.9        25       953   11.5       351
-----------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                 14,957    55.4    26,622      3,799   47.2     5,767    18,755   53.7    32,389
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                                  18

MINERAL RESERVE STATEMENT
(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 300 per oz and a silver price of $US 4.75 per oz. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include actual and/or assumed allowances for dilution and mining recovery.
(2) The Company's reserves as at December 31, 2002 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.
(3) Individuals supervising, preparing and otherwise responsible for the Company's reserve estimates meet the definition of a "qualified person" as described by the Instrument.
(4) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves. Independent data verification has not been performed.
(5) Reserve estimates assume successful permitting. Properties awaiting permits include those identified above as well as Porcupine Joint Venture with the exception of Dome and Hoyle Pond mines.
(6) Reserves at New Britannia estimated using an assumed gold price of US$325 per ounce. (7) Operated by Placer Dome Inc. (8) Operated by Rio Tinto plc.
(9)  Operated by AngloGold Ltd.

COMMODITY PRICE RISKS

The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2002 are as follows:

                   OUNCES                    CALL OPTIONS       AVERAGE
                   HEDGED         AVERAGE        SOLD            STRIKE
      YEAR                         PRICE                         PRICE
--------------------------------------------------------------------------------

      2003         137,500           277        100,000           320
      2004         137,500           277         50,000           340
      2005          37,500           296              -             -
               ---------------              ---------------
     Total         312,500                      150,000
               ===============              ===============

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at December 31, 2002 was negative $20.3 million. The Company will continue to deliver into these contracts as they mature and not replace them with new contracts.

OUTLOOK

As at December 31, 2002, the Company had $170.6 million of unrestricted cash. These cash reserves combined with TVX's and Echo Bay's year-end cash reserves and the restricted cash released early in 2003, provided ample cash to pay for the TVX Newmont J/V, the outstanding transaction costs and the increase in ownership of Omolon. As a result of the completion of the Combination on January 31, 2003, the Company plans to produce 1.7 million ounces of gold in 2003 at total cash costs of approximately $210 per ounce. Estimated production in 2003 reflects production from the TVX and Echo Bay mines commencing February 1, 2003.

The Company's prudent fiscal management over the past few years of low gold prices has positioned the Company to be a beneficiary of the improved gold price environment. The Company has a strong balance sheet with low debt and ample cash to fund exploration and capital programs that will allow the Company to continue on its growth path. The Company's current plans include the recommencement of operations at Refugio, if approved, the recommencement of operations at Kettle River and the development of the Birkachan satellite deposit near the

Kubaka processing plant in Russia. All of this is expected to be accomplished without incurring any additional long-term debt.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For additional information, e-mail INFO@KINROSS.COM or contact:

Robert M. Buchan             Gordon A. McCreary      Brian W. Penny
President and                Vice President          Vice President Finance
Chief Executive Officer      Corporate Affairs       and Chief Financial Officer
Tel. (416) 365-5650          Tel. (416) 365-5132     Tel. (416) 365-5662

Carl Hansen
Director Investor Relations
Tel.  (416) 365-5673


Kinross will host a conference call at 11:00 EST on March 5, 2003 to discuss 4th quarter and year-end results. The audio will be available at WWW.KINROSS.COM and the conference call will be archived at WWW.KINROSS.COM. In addition, the Company expects to provide an up-date on relevant exploration activities and results thereof in late March 2003, by way of our 4th Annual Exploration Up-date Conference Call. For participation in Kinross conference calls e-mail INFO@KINROSS.COM or call Tracey Thom at (416) 365-1362.


GOLD EQUIVALENT PRODUCTION - OUNCES

                                                           THREE MONTHS ENDED             YEAR ENDED
                                                              DECEMBER 31                 DECEMBER 31
                                                       -------------------------------------------------------
                                                            2002          2001           2002          2001
                                                       -------------  ------------   ------------  -----------
    PRIMARY OPERATIONS:
       Fort Knox                                            114,357       104,521        410,519      411,221
       Porcupine Joint Venture (4)                           53,577        46,051        189,464      156,581
       Kubaka (1)                                            47,125        62,415        220,972      237,162
                                                       -------------  ------------   ------------  -----------

                                                            215,059       212,987        820,955      804,964
                                                       -------------  ------------   ------------  -----------

    OTHER OPERATIONS:
       Refugio (2)                                            4,145        10,130         13,047       67,211
       Blanket                                                9,829         8,879         41,612       39,592
       Denton-Rawhide (3)                                     2,205         4,168         11,162       17,713
       Andacollo (3)                                              -         2,080          1,858       11,718
       Hayden Hill                                                -             -              -        1,887
       Guanaco                                                    -             -              -        1,718
                                                       -------------  ------------   ------------  -----------

                                                             16,179        25,257         67,679      139,839
                                                       -------------  ------------   ------------  -----------

Total gold equivalent ounces                                231,238       238,244        888,634      944,803
                                                       =============  ============   ============  ===========

CONSOLIDATED PRODUCTION COSTS
($ per ounce of gold equivalent)
    Cash operating costs                                $       191    $      192     $      194    $     186
    Royalties                                                     7             8              7            7
                                                       -------------  ------------   ------------  -----------
    Total cash costs                                            198           200            201          193
    Reclamation                                                   3             3              4            2
    Depreciation and amortization                               101            92            101           94
                                                       -------------  ------------   ------------  -----------
    Total production costs                              $       302    $      295     $      306    $     289
                                                       =============  ============   ============  ===========


    (1)  Represents the Company's 54.7% ownership interest
    (2)  Represents the Company's 50% ownership interest.
    (3)  Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim
         (formerly Dayton) ownership interest.
    (4)  Fourth quarter production reflects the Company's 49% ownership interest in the Porcupine Joint Venture.
         Prior production reflects the Company's 100% ownership interest in the Hoyle Pond mine.

                                                                                                                                  21


CASH OPERATING COSTS
($ per ounce of gold equivalent)
                                                     THREE MONTHS ENDED                   YEAR ENDED
                                                         DECEMBER 31                     DECEMBER 31
                                               -----------------------------------------------------------------
                                                    2002             2001            2002             2001
                                               ---------------  ---------------  --------------  ---------------
    PRIMARY OPERATIONS:
       Fort Knox                                $         207    $         236    $        231    $         207
       Porcupine Joint Venture                            224              169             200              181
       Kubaka                                              97              106             111              118
                                               ---------------  ---------------  --------------  ---------------
                                                          187              183             191              176
                                               ---------------  ---------------  --------------  ---------------
    OTHER OPERATIONS:
       Refugio                                            180              183             170              229
       Blanket                                            264              385             240              275
       Denton-Rawhide                                     228              234             244              248
       Andacollo                                            -              269             287              254
       Hayden Hill                                          -                -               -              267
       Guanaco                                              -                -               -              413
                                               ---------------  ---------------  --------------  ---------------
                                                          238              270             228              249
                                               ---------------  ---------------  --------------  ---------------

                                                $         191    $         192    $        194    $         186
                                               ===============  ===============  ==============  ===============
TOTAL CASH COSTS
($ per ounce of gold equivalent)
    PRIMARY OPERATIONS:
       Fort Knox                                $         210    $         236    $        232    $         207
       Porcupine Joint Venture                            224              169             201              182
       Kubaka                                             123              133             133              140
                                               ---------------  ---------------  --------------  ---------------
                                                          195              191             198              182
                                               ---------------  ---------------  --------------  ---------------
    OTHER OPERATIONS:
       Refugio                                            195              196             186              242
       Blanket                                            268              393             243              279
       Denton-Rawhide                                     228              234             249              248
       Andacollo                                            -              275             295              259
       Hayden Hill                                          -                -               -              277
       Guanaco                                              -                -               -              436
                                               ---------------  ---------------  --------------  ---------------
                                                          244              278             234              258
                                               ---------------  ---------------  --------------  ---------------

                                                $         198    $         200    $        201    $         193
                                               ===============  ===============  ==============  ===============


                                                                                                                                  22


GOLD PRODUCTION AND COST SUMMARY
                                                            THREE MONTHS ENDED              YEAR ENDED
                                                               DECEMBER 31                 DECEMBER 31
                                                        --------------------------------------------------------
                                                             2002          2001          2002           2001
                                                        -------------- ------------  ------------  -------------
FORT KNOX
    Tonnes milled/crushed (000's) (1)                         3,397.1      3,795.5      13,842.9       14,209.1
    Grade (grams per tonne)                                      1.25         1.00          1.09           1.05
    Recovery                                                      84%          85%           84%            86%
    Gold equivalent production to dore (2)                    114,357      104,521       410,519        411,221
    Per ounce:
       Total cash costs                                  $        210   $      236    $      232    $       207
       Depreciation, depletion and amortization                   109          107           107            104
       Site restoration cost accruals                               6            3             4              3
                                                        -------------- ------------  ------------  -------------
       Total production costs                            $        325   $      346    $      343    $       314
                                                        ============== ============  ============  =============

PORCUPINE JOINT VENTURE
    Tonnes milled/crushed (000's) (1)                         1,078.8        127.6       2,390.7          443.9
    Grade (grams per tonne)                                      3.47        12.91          5.00          12.40
    Recovery                                                      91%          90%           91%            88%
    Gold equivalent production to dore (2)                     53,577       46,051       189,464        156,581
    Per ounce:
       Total cash costs                                  $        224   $      169    $      201    $       182
       Depreciation, depletion and amortization                    76           64            87             82
       Site restoration cost accruals                               6            3             6              1
                                                        -------------- ------------  ------------  -------------
       Total production costs                            $        306   $      236    $      294    $       265
                                                        ============== ============  ============  =============

KUBAKA (3)
    Tonnes milled/crushed (000's) (1)                           213.9        223.3         849.9          889.3
    Grade (grams per tonne)                                     12.56        16.05         14.93          15.28
    Recovery                                                      98%          98%           98%            98%
    Gold equivalent production to dore (2)                     47,125       62,415       220,972        237,162
    Per ounce:
       Total cash costs                                  $        123   $      133    $      133    $       140
       Depreciation, depletion and amortization                    91           98            91            101
       Site restoration cost accruals                               4            3             3              2
                                                        -------------- ------------  ------------  -------------
       Total production costs                            $        218   $      234    $      227    $       243
                                                        ============== ============  ============  =============

REFUGIO (4)
    Tonnes milled/crushed (000's) (1)                               -            -             -        4,643.9
    Grade (grams per tonne)                                         -            -             -           0.95
    Recovery                                                        -            -             -            64%
    Gold equivalent production to dore (2)                      4,145       10,130        13,047         67,211
    Per ounce:
       Total cash costs                                  $        195   $      196    $      186    $       242
       Depreciation, depletion and amortization                     -            -             -              -
       Site restoration cost accruals                               -            -             -              -
                                                        -------------- ------------  ------------  -------------
       Total production costs                            $        195   $      196    $      186    $       242
                                                        ============== ============  ============  =============

BLANKET
    Tonnes milled/crushed (000's) (1)                           294.3        295.5       1,179.7        1,200.3
    Grade (grams per tonne)                                      1.61         1.40          1.64           1.64
    Recovery                                                      72%          67%           69%            63%
    Gold equivalent production to dore (2)                      9,829        8,879        41,612         39,592
    Per ounce:
       Total cash costs                                  $        268   $      393    $      243    $       279
                                                        ============== ============  ============  =============

    (1) Tonnes milled/crushed represents 100% of mine production
    (2) Gold equivalent to dore represents the Company's share
    (3) 54.7% ownership interest
    (4) 50% ownership interest

                                                                                                                                  23


CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)
                                                                                          AS AT            AS AT
                                                                                       DECEMBER 31      DECEMBER 31
                                                                                          2002             2001
                                                                                     --------------   ---------------
                                                                                                         (Restated
                                                                                                         - Note 2)
ASSETS
    Current assets
       Cash and cash equivalents                                                      $      170.6     $        81.0
       Restricted cash                                                                        21.1                 -
       Accounts receivable and other assets                                                   15.5              13.8
       Inventories                                                                            38.9              42.4
       Marketable securities                                                                   0.1               1.5
                                                                                     --------------   ---------------
                                                                                             246.2             138.7
    Property, plant and equipment (Note 4)                                                   330.0             415.0
    Long - term investments                                                                   11.8              12.9
    Deferred charges and other assets                                                         10.0              11.0
                                                                                     --------------   ---------------

                                                                                      $      598.0     $       577.6
                                                                                     ==============   ===============
LIABILITIES
    Current liabilities
       Accounts payable and accrued liabilities                                       $       35.5     $        31.0
       Current portion of long - term debt                                                    23.3              33.1
       Current portion of site restoration cost accruals                                      15.0              12.6
                                                                                     --------------   ---------------
                                                                                              73.8              76.7

    Long-term debt                                                                            12.9              31.0
    Site restoration cost accruals                                                            42.0              43.0
    Future income and mining taxes                                                             3.3               3.3
    Deferred revenue                                                                           4.5               9.6
    Other long-term liabilities                                                                5.5               6.0
    Debt component of convertible debentures                                                  21.7              26.0
    Redeemable retractable preferred shares                                                    2.5               2.4
                                                                                     --------------   ---------------
                                                                                             166.2             198.0
                                                                                     --------------   ---------------

CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY (NOTE 4)                                   12.9              48.0
                                                                                     --------------   ---------------

COMMON SHAREHOLDERS' EQUITY
    Common share capital and common share purchase warrants                                1,058.5             945.7
    Contributed surplus                                                                       12.9              12.9
    Equity component of convertible debentures                                               132.3             124.8
    Deficit                                                                                (761.4)            (723.2)
    Cumulative translation adjustments                                                      (23.4)             (28.6)
                                                                                     --------------   ---------------
                                                                                             418.9             331.6
                                                                                     --------------   ---------------

                                                                                      $      598.0     $       577.6
                                                                                     ==============   ===============
CONTINGENCIES (NOTE 8)

                                                                                                                                  24


CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

                                                                         THREE MONTHS ENDED          YEAR ENDED
                                                                            DECEMBER 31              DECEMBER 31
                                                                      --------------------------------------------------
                                                                         2002        2001         2002          2001
                                                                      ---------  -----------  ------------  ------------
                                                                                  (Restated                   (Restated
                                                                                  - Note 2)                   - Note 2)
REVENUE
    Mining revenue                                                     $  76.5    $    70.3    $    261.0    $    270.1
    Interest and other income                                              3.2          2.4          16.9           9.3
    Mark-to-market (loss) gain on call options                            (0.8)         3.9          (2.7)          3.5
                                                                      ---------  -----------  ------------  ------------
                                                                          78.9         76.6         275.2         282.9
                                                                      ---------  -----------  ------------  ------------
EXPENSES
    Operating                                                             47.9         46.8         174.8         180.7
    General and administrative                                             3.3          2.5          11.3          10.1
    Exploration and business development                                   5.1          1.6          11.6           7.9
    Depreciation, depletion and amortization                              24.0         21.4          85.3          85.8
    Gain on sale of assets                                                (0.7)        (1.2)         (2.7)         (1.2)
    Foreign exchange loss                                                  1.3          0.7           4.3           0.5
    Interest expense on long-term liabilities                              1.0          2.6           5.0           9.1
    Write-down of marketable securities and long-term investments          0.2            -           0.2             -
    Write-down of property, plant and equipment and other non-cash
    charges                                                                7.7         16.1           7.7          16.1
                                                                      ---------  -----------  ------------  ------------
                                                                          89.8         90.5         297.5         309.0
                                                                      ---------  -----------  ------------  ------------

                                                                         (10.9)       (13.9)        (22.3)        (26.1)

    Share in loss of investee companies                                      -         (1.3)         (0.6)         (2.2)
                                                                      ---------  -----------  ------------  ------------

LOSS FOR THE PERIOD BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
    PREFERRED SHARES OF SUBSIDIARY COMPANY                               (10.9)       (15.2)        (22.9)        (28.3)

PROVISION FOR INCOME AND MINING TAXES                                     (1.8)        (1.5)         (6.5)         (2.9)
                                                                      ---------  -----------  ------------  ------------

LOSS FOR THE PERIOD BEFORE DIVIDENDS ON CONVERTIBLE
    PREFERRED SHARES OF SUBSIDIARY COMPANY                               (12.7)       (16.7)        (29.4)        (31.2)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY           (0.2)        (0.8)         (1.5)         (5.1)
                                                                      ---------  -----------  ------------  ------------

NET LOSS FOR THE PERIOD                                                  (12.9)       (17.5)        (30.9)        (36.3)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                    (1.8)        (2.0)         (7.3)         (7.7)
                                                                      ---------  -----------  ------------  ------------

NET LOSS ATTRIBUTABLE TO COMMON SHARES                                 $ (14.7)   $   (19.5)   $    (38.2)   $    (44.0)
                                                                      =========  ===========  ============  ============

NET LOSS PER SHARE
    Basic and fully diluted                                            $ (0.12)   $   (0.18)   $    (0.32)   $    (0.42)

WEIGHTED AVERAGE NUMBER COMMON SHARES OUTSTANDING                        124.2        107.4         119.7         104.5
TOTAL OUTSTANDING AND ISSUED COMMON SHARES AT DECEMBER 31                                           136.2         111.6


                                                                                                                                  25


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31
(expressed in millions of U.S. dollars) (unaudited)

                                                                          THREE MONTHS ENDED            YEAR ENDED
                                                                             DECEMBER 31               DECEMBER 31
                                                                       ----------------------------------------------------
                                                                           2002         2001           2002         2001
                                                                       ------------ ------------   -----------  -----------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:                     (Restated                  (Restated
OPERATING:                                                                            - Note 2)                  - Note 2)
    Loss for the period before dividends on convertible preferred
    shares of subsidiary company                                        $    (12.7)  $    (16.7)    $   (29.4)   $   (31.2)
    Items not affecting cash:
    Depreciation, depletion and amortization                                  24.0         21.4          85.3         85.8
    Write-down of marketable securities and long-term investments              0.2            -           0.2            -
    Write-down of property, plant and equipment and other non-cash
    charges                                                                    7.7         14.6           7.7         14.6
    Deferred revenue realized                                                 (1.3)        (4.8)         (5.1)       (17.7)
    Site restoration cost accruals                                             0.7          0.7           3.0          1.9
    Other                                                                     (0.4)         0.3          (1.2)         0.4
                                                                       ------------ ------------   -----------  -----------
                                                                              18.2         15.5          60.5         53.8
    Proceeds on restructuring of gold forward sale contracts                     -          0.5             -         21.6
    Site restoration cash expenditures                                        (4.8)        (2.6)         (9.8)        (7.1)
    Changes in non-cash working capital items
       Accounts receivable and other assets                                   (7.5)         4.3          (1.6)         5.1
       Inventories                                                             5.1          1.5           2.4          9.6
       Marketable securities                                                   0.3            -           2.8            -
       Accounts payable and accrued liabilities                                2.5         (3.9)          5.6        (8.0)
    Effect of exchange rate changes on cash                                    0.6          0.5           3.0        (0.5)
                                                                       ------------ ------------   -----------  -----------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                  14.4         15.8          62.9         74.5
                                                                       ------------ ------------   -----------  -----------
FINANCING:
    Issuance of common shares and common share purchase warrants              93.3          2.6         112.8          5.4
    Acquisition of preferred shares of subsidiary company                        -            -        (11.4)            -
    Reduction of debt component of convertible debentures                     (1.3)        (1.4)         (5.1)        (5.4)
    Repayment of debt                                                        (16.1)        (6.6)        (28.5)       (46.5)
                                                                       ------------ ------------   -----------  -----------
CASH FLOW USED IN FINANCING ACTIVITIES                                        75.9         (5.4)         67.8        (46.5)
                                                                       ------------ ------------   -----------  -----------
INVESTING:
    Additions to property, plant and equipment                                (4.5)        (5.1)        (22.6)       (30.4)
    Business acquisitions, net of cash acquired                               (0.1)        (1.2)         (0.1)        (1.2)
    Long-term investments and other assets                                    (0.7)         4.7           1.4          2.1
    Proceeds from the sale of property, plant and equipment                    0.7          0.2           1.3          1.8
    (Increase) decrease in restricted cash                                     0.4            -         (21.1)         2.9
                                                                       ------------ ------------   -----------  -----------
CASH FLOW USED IN INVESTING ACTIVITIES                                        (4.2)        (1.4)        (41.1)       (24.8)
                                                                       ------------ ------------   -----------  -----------
INCREASE IN CASH AND CASH EQUIVALENTS                                         86.1          9.0          89.6          3.2
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                84.5         72.0          81.0         77.8
                                                                       ------------ ------------   -----------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                $    170.6   $     81.0     $   170.6    $    81.0
                                                                       ============ ============   ===========  ===========
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for:          Interest                                    $      3.9   $      4.5     $     8.8    $    13.1
                            Income Taxes                                $      3.1   $      2.5     $     6.8    $     3.9


                                                                                                                                  26

1.   BASIS OF PRESENTATION

The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2001, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2001.

Under a special resolution of the shareholders of the Company on January 28, 2003, the shareholders authorized the consolidation of the issued and outstanding common shares of the Company on the basis of our consolidation common share for each three old common shares. All share capital, share and option data have been retroactively restated to reflect the share consolidation.

2.   NEW PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses. The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated redeemed retractable preferred shares were translated to U.S dollars at the historical rate on the date of issue. The adoption of this new standard has been applied retroactively with prior year comparative amounts restated. The effects on the consolidated financial statements are as follows:

     ---------------------------------------------------------------------------------------------
     Change in Statement of Operations and Deficit amounts:
     ($ millions)
                                                                                        2001
     ---------------------------------------------------------------------------------------------
           Decrease in foreign exchange gain for the year ended December 31, 2001      $    0.6

           Decrease in net loss for the year ended December 31, 2001                   $    0.6

           Decrease in deficit - December 31, 2000                                     $    2.2

           Decrease in deficit - December 31, 2001                                     $    2.8

3.   FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In 2002, the mark-to-market adjustments increased the liability by $2.7 million.

4.   ACQUISITION OF CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

During 2001, the Company acquired 945,000 Kinam Preferred Shares with a carrying value of $48.9 million in exchange for 8,062,164 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The Company completed an equity offering in February, 2002, and issued 7,666,667 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised were used to complete a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002. During 2002, 350 Kinam Preferred Shares were tendered in exchange for 566 common shares of the Company, leaving 223,528 held by non-affiliated shareholders.

The Kinam Preferred Shares tendered had a book value of $36.5 million and were purchased by the Company for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 million difference in value associated with these transactions was applied against the carrying value of certain property, plant and equipment.

5.   STOCK OPTIONS

Effective January 1, 2002, the Company adopted the recommendations of the CICA for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting for stock options. As a result it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $40.2 million and pro forma loss per share would have been $0.34 per share for 2002 twelve month period ended December 31, 2002. The fair value of the options granted during 2002 is estimated to be $2.0 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: dividend yield of 0%, expected volatility of 70%, risk-free interest rate varying from 2.9% to 4.7% and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its proforma earnings per share for the period.

6.   (LOSS) EARNINGS PER SHARE

(Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method in 2001. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the post-consolidated common shares during the year was $5.22 (2001 - $2.17).

                                                                                       2002                2001
                                                                                       ----                ----
    Weighted average number of common shares outstanding at December 31st              119,690             104,477

    Add:  Options, warrants and participating securities as if issued, exercised and outstanding at January 1st
        Options                                                                          3,319                 538
        Restricted shares                                                                    -                  13
        Convertible debentures (a)                                                       4,884               4,884
        Redeemable retractable preferred shares (b)                                      1,058               1,058
        Convertible preferred shares of subsidiary company (c)                             362               1,447
                                                                                   -------------       --------------
    Weighted average number of common shares used for diluted earnings
       per share.                                                                      129,313             112,417
                                                                                   =============       ==============

(a) Convertible debentures - $123.8 million (Cdn. $195.6 million) principal issued and outstanding
(b) Redeemable retractable preferred shares - 384,613 shares issued and outstanding
(c) Convertible preferred shares of subsidiary company - 223,578 shares issued and outstanding to non-affiliated shareholders as at December 31, 2002.

7.   SEGMENTED INFORMATION

The Company operates four gold mines: Fort Knox, located in Alaska; Kubaka (54.7% ownership), located in Russia; Blanket, located in Zimbabwe; and Refugio, located in Chile. In addition the Company has a 49% interest in the Porcupine Joint Venture - located in Ontario, an 88.8% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States. As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.


                                                       REPORTABLE OPERATING SEGMENTS
                                              -----------------------------------------------------------------------------------
                                               Porcupine
                                                 Joint                 Fort                                   Corporate
                                                Venture     Kubaka     Knox     Blanket   Refugio   E-Crete   and Other    Total
                                               ---------  ---------- --------  --------- --------- --------- -----------  -------
AS AT DECEMBER 31, 2002 AND THE YEAR ENDED DECEMBER 31, 2002:                                                (c)
 Mining revenue                                $    58.2  $   69.2   $  131.6  $    -    $    4.3   $   -     $  (2.3)    $ 261.0
 Operating costs                                    38.6      28.6       99.2       -         3.9       3.2       1.3       174.8
 Interest revenue                                    -         0.2        -         -         -         -         1.3         1.5
 Interest expense                                    -         0.3        1.5       -         0.3       0.4       2.5         5.0
 Depreciation, depletion and amortization           16.4      20.1       54.9       -         -         1.1      (7.2)       85.3
 Write-down of mineral properties                    -         -          -         -         -         -        (7.7)       (7.7)
 Segment profit (loss) (a)                           1.3      21.3      (25.6)      -        12.3      (4.1)    (30.0)      (24.8)
 Segment assets                                     83.1      64.4      264.4       -         3.1       8.3     174.7   (b) 598.0
 Capital expenditures                                6.7       0.1       15.0       -         -         0.3       0.5        22.6

AS AT DECEMBER 31, 2001 AND THE YEAR ENDED DECEMBER 31, 2001:                                                (c)
 Mining revenue                                $    41.7  $   67.8   $  109.0  $   13.3  $   18.4   $   -     $  19.9     $ 270.1
 Operating costs                                    29.1      34.1       82.9      11.2      17.4       2.6       3.4       180.7
 Interest revenue                                    -         2.2        -         0.1       -         -         2.9         5.2
 Interest expense                                    -         2.0        3.6       -         0.4       0.3       2.8         9.1
 Depreciation, depletion and amortization           13.2      24.0       42.9       2.3       -         1.1       2.3        85.8
 Write-down of mineral properties                    -         -          -       (11.8)      -         -        (4.3)      (16.1)
 Segment profit (loss) (a)                          (0.7)      8.7      (20.9)    (10.8)      1.7      (3.9)     (1.4)      (27.3)
 Segment assets                                     86.6      70.3      324.3       -         7.0       8.5      80.9   (b) 577.6
 Capital expenditures                                7.9       0.4       20.2       1.1       -         0.1       0.7        30.4

FOR THE THREE MONTHS ENDED DECEMBER 31, 2002:                                                                (c)
 Mining revenue                                $    14.5  $   22.1   $   39.0  $    -    $    1.3   $   -     $  (0.4)    $  76.5
 Operating costs                                    10.7       8.0       26.4       -         1.6       1.0       0.2        47.9
 Interest revenue                                    -         -          -         -         -         -         0.3         0.3
 Interest expense                                    -         0.1        0.3       -         0.2       -         0.4         1.0
 Depreciation, depletion and amortization            3.4       6.2       17.8       -         -         0.1      (3.5)       24.0
 Write-down of mineral properties                    -         -          -         -         -         -        (7.7)       (7.7)
 Segment profit (loss) (a)                          (0.2)      8.1       (6.2)      -         1.4      (0.8)    (13.7)      (11.4)
 Capital expenditures                                1.6       -          2.9       -         -         -         -           4.5

FOR THE THREE MONTHS ENDED DECEMBER 31, 2001:                                                                (c)
 Mining revenue                                $    10.9  $   20.5   $   27.3  $    3.6  $    2.6   $   -     $   5.4     $  70.3
 Operating costs                                     6.3       9.7       23.6       3.6       1.9       0.9       0.8        46.8
 Interest revenue                                    -         1.2        -         -         -         -         0.5         1.7
 Interest expense                                    -         1.1        0.7       -         0.1       0.1       0.6         2.6
 Depreciation, depletion and amortization            2.8       6.1       11.2       0.5       -         0.8       -          21.4
 Write-down of mineral properties                    -         -          -       (11.8)      -         -        (4.3)      (16.1)
 Segment profit (loss) (a)                           1.5       5.0       (8.4)    (12.1)      0.3      (1.7)      0.3       (15.1)
 Capital expenditures                                1.5       -          3.2       0.4       -         -         -           5.1

  (a) Segment profit (loss) includes the write-down of mineral properties
  (b) includes $155.4 million (2001 - $64.4 million) in cash and cash equivalents held at the Corporate level
  (c) includes Corporate and other non core mining operations

                                                                                                                                  30

Reconciliation of reportable operating segment (loss) profit to net loss for the period:

                                                                          THREE MONTHS                 YEAR ENDED
                                                                       ENDED DECEMBER 31               DECEMBER 31
                                                                    -------------------------    ------------------------
                                                                        2001          2002          2002           2001
                                                                    -----------    ----------    ----------     ---------
Segment loss                                                        $       2.3    $    (15.4)   $      5.2     $   (25.9)
Add (deduct) items not included in segment (loss) profit:
     Corporate and other                                                  (13.7)          0.3         (30.0)         (1.4)
                                                                    -----------    ----------    ----------     ---------
                                                                          (11.4)        (15.1)        (24.8)        (27.3)
Gain on sale of assets                                                      0.7           1.2           2.7           1.2
Share in income (loss) of investee companies                                  -          (1.3)         (0.6)         (2.2)
Write-down of marketable securities and long-term investments              (0.2)            -          (0.2)            -
(Provision for) recovery of income taxes                                   (1.8)         (1.5)         (6.5)         (2.9)
Dividends on convertible preferred shares of subsidiary company            (0.2)         (0.8)         (1.5)         (5.1)
                                                                    -----------    ----------    ----------     ---------
Net loss for the period                                             $     (12.9)   $    (17.5)   $    (30.9)    $   (36.3)
                                                                    ===========    ==========    ==========     =========

                                  MINING REVENUE
                --------------------------------------------------
                     THREE MONTHS                    YEAR              MINERAL PROPERTIES,
                   ENDED DECEMBER 31          ENDED DECEMBER 31        PLANT AND EQUIPMENT
                -----------------------    -----------------------      AS AT DECEMBER 31
                   2002         2001           2002        2001         2002        2001
                ----------   ----------    -----------  ----------   ----------  ----------
United States       $37.8     $   31.0          $128.0   $  123.3     $  234.7    $  289.8
Russia               22.2         20.5            69.2       67.8         11.2        31.0
Chile                 1.2          2.6             4.3       18.7            -           -
Other                   -          3.6               -       13.3          5.2         5.3
                ----------   ----------    -----------  ----------   ----------  ----------
Total foreign        61.2         57.7           201.5      223.1        251.1       326.1
Canada               15.3         12.6            59.5       47.0         78.9        88.9
                ----------   ----------    -----------  ----------   ----------  ----------
Total               $76.5     $   70.3          $261.0   $  270.1     $  330.0    $  415.0
                ==========   ==========    ===========  ==========   ==========  ==========

8.   CONTINGENCIES

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002 entitled Robert A. Brown, et al v. Kinross Gold U.S.A., Inc., at al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaints seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.

The Company conducts business in Russia through its joint venture, Omolon Gold Mining Corporation ("Omolon") which is owned 45.3% by Russian shareholders. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies, which, therefore, entitles such shareholders to return of their original investments with interest compounded thereon. In mid September, the Company announced that Omolon was at an advanced stage of negotiating a settlement of this dispute. Draft language of an agreement was being settled when one of the Russian shareholders obtained an order to freeze Omolon's bank accounts and gold inventory in the total amount of the ruble equivalent of approximately $47 million pending final resolution of its lawsuit. In the face of the inability of these shareholders to repay the loans, there has been an effort to shift the burden of repayment to Omolon. Underlying the lawsuits are unpaid loans made by the Magadan Administration to certain of Omolon's Russian shareholders at the time Omolon was capitalized. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and its advised by counsel that it has good defences available to it. Omolon's appeal of the court decision which froze its bank accounts, resulted, on October 14, 2002, in the court ruling that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.1 million. Subsequently, Omolon's accounts in four banks and all of its gold inventory were released from the arrest order on January 8, 2003.

On December 3, 2002, Omolon entered into purchase agreements with four of the five Russian shareholders (holding, in aggregate 44.17% of the shares of Omolon). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay them $43.5 million for said shares. As part of the implementation of each of the share purchase agreements, all pending lawsuits against Omolon will be withdrawn.

9.   2001 FIGURES

Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

10.  SUBSEQUENT EVENTS

On January 28, 2003, the shareholders of the Company approved the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares and the reduction of the Company's stated capital account maintained for its common shares by approximately $761.4 million.

On January 28, 2003, the Company approved the issuance of that number of common shares of the Company necessary to effect a Combination with Echo Bay Mines Ltd. and TVX Gold Inc. The Combination was carried out as a plan of arrangement whereby each holder of TVX common shares receives 2.1667 common shares of the Company. Also pursuant to the arrangement, shareholders of Echo Bay will receive
0.1733 common shares of the Company for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares described above. The Company is in the process of issuing 177.8 million common shares with a fair value of $1,269.5 million with respect to these acquisitions.

 In a separate transaction, TVX has acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont J/V") for an aggregate purchase of $180.0 million.

Upon completion of the arrangement and the purchase of Newmont's interest in the TVX Newmont J/V, the Company owns all of the outstanding TVX common shares and Echo Bay common shares and owns, indirectly, all of the TVX Newmont J/V. TVX holds interests in various operating mines around the world, including, through its 50% controlling interest in the TVX Newmont J/V. The underlying operating mines in the TVX Newmont J/V are located in Canada, Brazil and Chile. TVX's and Newmont's share of production from the TVX Newmont J/V in 2002 was approximately 237,000 ounces of gold equivalent, each, respectively.

Echo Bay holds interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was approximately 520,000 ounces of gold equivalent.

The acquisitions are being accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of Canadian generally accepted accounting principles ("Canadian GAAP") and Statement of Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both Canadian and United States GAAP, the TVX and Echo Bay assets acquired and liabilities assumed will be recorded at their fair values as of the effective date of the combination. The excess of the purchase price over such fair value will be recorded as goodwill. In accordance with Section 3062, "Goodwill and Other Intangible Assets", of the CICA Handbook, for purposes of Canadian GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

On December 3, 2002, the Company entered into purchase agreements with four of the five Russian shareholders (holding, in aggregate 44.17% of the shares of Omolon). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay them $43.5 million for said shares. As at February 25, 2003, 38.17% of the shares have been tendered leaving 6.0% remaining to be tendered. It is anticipated that the remaining 6.0% will be tendered shortly. Once all of the shares described above have been tendered and cancelled, the Company will own 98.10% of Omolon.

                                   SIGNATURES




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 KINROSS GOLD CORPORATION







                                                 Signed:/s/ Shelley M. Riley
                                                        --------------------
                                                        Corporate Secretary





March 7, 2003


                                                                              34